Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2018 Financial Results

BEIJING, China, May 14, 2019 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a leading premium used auto business in China (NASDAQ: KXIN) and several US-based SaaS businesses, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total net revenues were US$122.2 million, a 35.8% increase from the corresponding period in 2017.

—	Used auto sales revenue was US$114.6 million, a 47.3% increase from the corresponding period in 2017.

•	Operating loss was US$40.5 million, compared to an operating loss of US$25.4 million in the corresponding period in 2017.

•	Net loss attributable to the Company was US$23.3 million, compared to a net loss of US$54.3 million in the corresponding period in 2017.

•	Adjusted loss from continuing operations (1) (non-GAAP) was US$37.5 million, compared with an adjusted loss from continuing operations of US$19.8 million in the corresponding period in 2017.

•	Adjusted net income (1) (non-GAAP) was US$11.7 million, compared to an adjusted net loss of US$46.1 million in the corresponding period in 2017.

Fiscal Year 2018 Highlights

•	Total net revenues were US$498.2 million, a 185% increase from the corresponding period in 2017.

—	Used auto sales revenue was US$467.2 million, a 286% increase from 2017.
—	Internet Value-Added Services (IVAS) and others revenues were US$28.5 million, a 17.5% increase from 2017.

•	Operating loss was US$113.4 million, compared to an operating loss of US$77.7 million in 2017.

•	Net income attributable to the Company was US$72.5 million, compared to net loss attributable to the Company of US$110.4 million in 2017.

•	Adjusted loss from continuing operations (1) (non-GAAP) was US$81.3 million, compared to an adjusted net loss from continuing operations of US$49.6 million in 2017.

•	Adjusted net income (1) (non-GAAP) was US$126.2 million, compared to an adjusted net loss of US$79.8 million in 2017.

(1)	Adjusted loss from continuing operations and adjusted net income (loss) are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

Fourth Quarter 2018 Results

Total net revenues for the fourth quarter of 2018 were US$122.2 million, representing a 35.8% increase from the corresponding period in 2017, due to the rapid growth of our used auto retail business since its launch in the second quarter of 2017.

Used auto sales revenues for the fourth quarter of 2018 were US$114.6 million, representing a 47.3% increase from the corresponding period in 2017. This is a new business that we initiated in the second quarter of 2017.

IVAS and others net revenues were US$7.6 million, compared to US$7.4 million from the corresponding period of 2017.

Financing income was negligible for the fourth quarter of 2018, compared to US$4.7 million in the corresponding period of 2017. Our used auto dealership financing business ceased to extend financing to third parties from January 2018, and instead has focused on internal financing to our own used car dealerships since that time.

Cost of revenues was US$111.6 million, compared to US$91.4 million from the corresponding period of 2017. The increase was primarily due to the growth of our used auto sales business.

Operating expenses were US$51.0 million, a 114% increase from the corresponding period of 2017.

Selling and marketing expenses were US$7.2 million, a 15.8% increase from the corresponding period of 2017. The increase was primarily due to the increase in headcount and personnel-related expenses for the used auto sales business.

Research and development expenses were US$7.2 million, a 22.6% increase from the corresponding period in 2017. The increase was primarily due to an increase in headcount and personnel-related expenses for the SaaS business.

General and administrative expenses were US$7.6 million, a 35.7% decrease from the corresponding period in 2017. The decrease was primarily due to the closing of the disposition of Oak Pacific Investment in June 2018, since the preparations for this transaction contributed significantly to our general and administrative expenses in the corresponding period in 2017.

Impairment of goodwill was US$29.1 million for the fourth quarter of 2018. We had no impairment of goodwill in the corresponding period of 2017.

Share-based compensation expenses, which were all included in operating expenses, were US$2.9 million, compared to US$5.5 million in the corresponding period in 2017.

Loss from operations was US$40.5 million, compared to a loss from operations of US$25.4 million in the corresponding period in 2017.

Loss in equity method investments was US$0.3 million, compared to loss of US$0.4 million in the corresponding period in 2017.

Income from discontinued operations was US$59.4 million, compared to a loss of US$26.6 million in the corresponding period in 2017. The income from discontinued operations in the fourth quarter of 2018 was due to the gain on disposal of Renren social networking service (“SNS”) business. The disposal of SNS Business represents a strategic shift and has a major effect on the Company’s result of operations.

Net loss attributable to the Company was US$23.3 million, compared to a net loss of US$54.3 million in the corresponding period in 2017.

Adjusted loss from continuing operations (non-GAAP) was US$37.5 million, compared with an adjusted loss from continuing operations of US$19.8 million in the corresponding period in 2017. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net income (non-GAAP) was US$11.7 million, compared to an adjusted net loss of US$46.1 million in the corresponding period in 2017. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Fiscal Year 2018 Results

Total net revenues in 2018 were US$498.2 million, representing a 185% increase from 2017, due to the rapid growth of our used auto retail business since its launch in the second quarter of 2017.

Used auto sales revenue for the year of 2018 were US$467.2 million, representing a 286% increase from 2017. This is a new business that we initiated in the second quarter of 2017.

IVAS and others net revenues were US$28.5 million, representing a 17.5% increase from 2017. The increase was primarily due to the service revenue from the used auto business.

Financing income was US$2.5 million, compared to US$29.3 million in 2017. Our used auto dealership financing business ceased to extend financing to third parties from January 2018, and instead has focused on internal financing to our own used car dealerships since that time.

Cost of revenues in 2018 was US$476.5 million, compared to US$163.3 million in 2017. The increase was primarily due to the cost of used car sales.

Operating expenses in 2018 were US$135.1 million, a 51.8% increase from 2017.

Selling and marketing expenses in 2018 were US$34.6 million, a 72.2% increase from 2017, primarily due to an increase in headcount and personnel-related expenses for the used auto sales business.

Research and development expenses in 2018 were US$26.3 million, a 51.1% increase from 2017, primarily due to personnel related expense increases for the SaaS business.

General and administrative expenses in 2018 were US$71.1 million, a 38.1% increase from 2017. The increase was primarily due to an increase of US$16.1 million write-offs of advance to suppliers and an increase of US$2.2 million in share-based compensation expenses.

Gain on disposal of property and equipment in 2018 was US$25.9 million in 2018. We had no gain on disposal of property and equipment in 2017.

Impairment of goodwill was US$29.1 million in 2018. We had no impairment of goodwill in 2017.

Share-based compensation expenses in 2018, which were all included in operating expenses, were US$31.6 million, compared to US$28.0 million in 2017. The increase was mainly due to stock options granted during the first quarter of 2018 by our subsidiary conducting our used car business.

Operating loss in 2018 was US$113.4 million, compared to US$77.7 million operating loss in 2017.

Non-operating loss was US$33.1 million in 2018, compared to an income of US$34.9 million in 2017. The non-operating loss in 2018 was mainly due to fair value change of contingent consideration.

Loss in equity method investments were US$2.5 million, compared to an income of US$56.0 million in 2017. The decrease was mainly due to a US$58.3 million gain on disposal of certain shares of Social Finance Inc in 2017.

Income from discontinued operations was US$223.3 million in 2018, compared to a loss of US$119.3 million in 2017. The income from discontinued operations in 2018 was mainly due to the gain on disposal of Oak Pacific Investment and Renren SNS business.

Net income attributable to the Company in 2018 was US$72.5 million, compared to a net loss of US$110.4 million in 2017.

Adjusted loss from continuing operations (non-GAAP) was US$81.3 million, compared to an adjusted net loss from continuing operations of US$49.6 million in 2017. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net income (non-GAAP) was US$126.2 million, compared to an adjusted net loss of US$79.8 million in 2017. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$110 million to US$115 million in the first quarter of 2019. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China (NASDAQ: KXIN) and several US-based SaaS businesses. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the first quarter of 2019 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted income (loss) from operations" and "net income (loss)" which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted income (loss) from operations and net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	December 31,
	2017	2018

ASSETS

Current assets:
Cash and cash equivalents	$125,199	$15,333
Restricted cash	47,253	5,818
Accounts receivable, net	6,098	2,584
Financing receivable, net	125,478	3,486
Prepaid expenses and other current assets	48,226	49,515
Amounts due from related parties	188	20,829
Inventory, net	95,012	59,197
Assets of discontinued operations - current	20,551	—
Total current assets	468,005	156,762

Non-current assets:
Long-term financing receivable, net	8	—
Property and equipment, net	29,509	1,555
Goodwill and intangible assets, net	104,197	85,526
Long-term investments	34,742	22,341
Amount due from related parties-non-current	—	133,880
Restricted cash – non-current	26,075	36,362
Other non-current assets	958	767
Assets of discontinued operations – non-current	530,670	—
Total non-current assets	726,159	280,431

TOTAL ASSETS	$1,194,164	$437,193

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$19,095	$8,255
Short-term debt	61,479	49,887
Accrued expenses and other current liabilities	31,877	33,055
Payable to investors	142,689	15
Amounts due to related parties	7,059	55
Deferred revenue	11,433	3,716
Income tax payable	11,727	20,602
Contingent consideration	5,944	11,929
Liabilities of discontinued operations – current	79,244	—
Total current liabilities	370,547	127,514

Non-current liabilities:
Long-term debt	47,665	35,000
Long-term contingent consideration	60,850	93,741
Liabilities of discontinued operations– non-current	6,356	—
Total non-current liabilities	114,871	128,741

TOTAL LIABILITIES	$485,418	$256,255

Shareholders' Equity:
Class A ordinary shares	727	737
Class B ordinary shares	305	305
Additional paid-in capital	1,303,117	709,137
Statutory reserves	6,712	6,712
Accumulated deficit	(653,173)	(563,737)
Accumulated other comprehensive income (loss)	17,116	(5,689)

Total Renren Inc. shareholders' equity	674,804	147,465

Noncontrolling interests	33,942	33,473

TOTAL EQUITY	708,746	180,938

TOAL LIABILITIES AND EQUITY	$1,194,164	$437,193

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2018	2018	2017	2018
Net revenues:
Used auto sales	$77,797	$106,338	$114,560	$121,084	$467,232
IVAS and others	7,440	5,962	7,609	24,271	28,510
Financing income	4,733	28	1	29,269	2,456
Total net revenues	89,970	112,328	122,170	174,624	498,198

Cost of revenues	(91,420)	(115,805)	(111,641)	(163,314)	(476,468)

Gross (loss) profit	(1,450)	(3,477)	10,529	11,310	21,730

Operating expenses(income):
Selling and marketing	(6,234)	(8,531)	(7,218)	(20,070)	(34,562)
Research and development	(5,840)	(6,664)	(7,160)	(17,435)	(26,349)
General and administrative	(11,831)	(24,519)	(7,609)	(51,494)	(71,094)
Gain on disposal of property and equipment	-	-	-	-	25,928
Impairment of goodwill	-	-	(29,055)	-	(29,055)

Total operating expenses	(23,905)	(39,714)	(51,042)	(88,999)	(135,132)

Loss from operations	(25,355)	(43,191)	(40,513)	(77,689)	(113,402)

Other (loss) income	(1,236)	(1,157)	(3,135)	2,656	(2,014)
Fair value change of contingent consideration	(2,601)	18,301	(39,837)	(2,601)	(29,604)
Interest income	616	2,387	2,158	1,988	5,760
Interest expenses	(1,218)	(1,861)	(1,078)	(4,322)	(5,103)
Realized loss on short-term investments	-	-	-	(100)	-
Realized gain (loss) on disposal of long-term investments	4,585	(2,209)	68	37,311	(2,141)
Total non-operating income (loss)	146	15,461	(41,824)	34,932	(33,102)

Loss before provision of income tax and loss in equity method investments, net of tax	(25,209)	(27,730)	(82,337)	(42,757)	(146,504)
Income tax expenses	(1,936)	(1,096)	(7,807)	(4,479)	(9,850)

Loss before loss in equity method investments, net of tax	(27,145)	(28,826)	(90,144)	(47,236)	(156,354)
Loss in equity method investments, net of tax	(439)	(692)	(342)	55,985	(2,463)
(Loss) income from continuing operations	(27,584)	(29,518)	(90,486)	8,749	(158,817)

Discontinued operation:
Loss from operations of discontinued operations, net of income tax	(26,606)	(956)	(277)	(119,252)	(18,799)
Gain on deconsolidation of the subsidiaries, net of income tax	-	1,612	59,656	-	242,097
(Loss) income from discontinued operations, net of tax	(26,606)	656	59,379	(119,252)	223,298

Net (loss) income	(54,190)	(28,862)	(31,107)	(110,503)	64,481
Net income (loss) attributable to noncontrolling interests	(99)	102	7,837	76	8,059

Net (loss) income attributable to Renren Inc.	$(54,289)	$(28,760)	$(23,270)	$(110,427)	$72,540

Net (loss) income per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$(0.03)	$(0.03)	$(0.08)	$0.01	$(0.15)
Diluted	$(0.03)	$(0.03)	$(0.08)	$0.01	$(0.15)
Net (loss) income per share from discontinued operations attributable to Renren Inc. shareholders:
Basic	$(0.03)	$0.00	$0.06	$(0.12)	$0.22
Diluted	$(0.03)	$0.00	$0.06	$(0.12)	$0.20

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.05)	$(0.03)	$(0.02)	$(0.11)	$0.07
Diluted	$(0.05)	$(0.03)	$(0.02)	$(0.11)	$0.07
Net (loss) income attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.79)	$(0.42)	$(0.34)	$(1.61)	$1.05
Diluted	$(0.79)	$(0.42)	$(0.34)	$(1.61)	$0.99

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:
Basic	1,030,786,885	1,036,609,262	1,040,385,805	1,028,537,406	1,036,421,063
Diluted	1,030,786,885	1,036,609,262	1,040,385,805	1,028,537,406	1,095,805,917
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,030,786,885	1,036,609,262	1,040,385,805	1,028,537,406	1,036,421,063
Diluted	1,030,786,885	1,116,051,687	1,079,618,090	1,028,537,406	1,095,805,917

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2018	2018	2017	2018

Loss from operations	$(25,355)	$(43,191)	$(40,513)	$(77,689)	$(113,402)
Add back: Shared-based compensation expenses	5,494	2,915	2,898	28,016	31,605
Add back: Amortization of intangible assets	35	131	101	55	494
Adjusted loss from continuing operations	$(19,826)	$(40,145)	$(37,514)	$(49,618)	$(81,303)

Net (loss) income	$(54,190)	$(28,862)	$(31,107)	$(110,503)	$64,481
Add back: Shared-based compensation expenses	5,494	2,915	2,898	28,016	31,605
Add back: Fair value change of contingent consideration	2,601	(18,301)	39,837	2,601	29,604
Add back: Amortization of intangible assets	35	131	101	55	494
Adjusted net (loss) income	$(46,060)	$(44,117)	$11,729	$(79,831)	$126,184